[LOGO OMITTED]  EAST DELTA RESOURCES CORPORATION

                447 St-Francois-Xavier St., Montreal, Quebec, Canada H2Y 2T1
                Tel.: (514) 845-6448  Fax: (514) 844-0272


              December 31, 2007



              Ms. Jill Davis
              U.S. Securities and Exchange Commission
              Division of Corporation Finance
              Mail Stop 7010
              Washington, D.C. 20549-0405

                   Re:  East Delta Resources Corp.
                        Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 17, 2007
                        File No. 0-32477

              Dear Ms. Davis:

                       This letter is to confirm your conversation with
              Michael Lamont regarding an extension of time for East Delta Resources Corp. to respond to your letter dated December 27, 2007. Per your correspondence, the company is to provide a response within 10 business days. However, based upon other commitments during this time period, the company seeks an extension of time to January 21, 2008 to provide a response to your letter. You indicated that this extension of time would be acceptable.

                       Thank you for your time and attention to this
              matter. Should you have any questions or comments, please give Mr. Lamont a call at (813) 228-7411.


                                               Yours truly,

                                               /s/ Victor I.H. Sun
                                               ---------------------------------
                                               Victor I.H. Sun, P.Eng.
                                               President & CEO